SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/28/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC (F/K/A Brooklyn Capital Management LLC)


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,263,023

8. SHARED VOTING POWER
1,043,316

9. SOLE DISPOSITIVE POWER
1,263,023
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,043,316


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,306,339 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.86%


14. TYPE OF REPORTING PERSON

IA
_______________________________________________________
1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
1,263,023

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
1,263,023
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,263,023 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.95%


14. TYPE OF REPORTING PERSON

IC
___________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,263,023

8. SHARED VOTING POWER
1,043,316

9. SOLE DISPOSITIVE POWER
1,263,023
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,043,316


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,306,339 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.86%

14. TYPE OF REPORTING PERSON

IN

______________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
1,263,023

8. SHARED VOTING POWER
1,043,316

9. SOLE DISPOSITIVE POWER
1,263,023
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,043,316


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,306,339 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.86%


14. TYPE OF REPORTING PERSON

IN

_____________________________________________________________

1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
1,263,023

8. SHARED VOTING POWER
1,043,316

9. SOLE DISPOSITIVE POWER
1,263,023
_______________________________________________________

10. SHARED DISPOSITIVE POWER
1,043,316


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
2,306,339 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

10.86%

14. TYPE OF REPORTING PERSON

IN
____________________________________________________________
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #10 to the schedule 13d filed March 8, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the 10Q filed on November 14 2013, there were 21,237,166 shares of common stock outstanding as of August 13, 2013. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of January 29, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 2,306,339 shares of IFT (representing 10.86% of IFT's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 2,306,339 shares of IFT include 1,263,023 shares (representing 5.95% of IFT's outstanding shares) that are beneficially owned by Messrs. Dakos and Goldstein and the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP (collectively, "Bulldog Investors Funds"). Messrs. Dakos and Goldstein and the Bulldog Investors Funds may be deemed to constitute a group. All other shares included in the aforementioned 2,306,339 shares of IFT beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 1,043,316 shares (representing 4.92% of IFT's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 1,263,023 shares. Bulldog Investors, LLC has shared power to dispose of and vote 1,043,316 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of IFT's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.

c) During the last 60 days no shares of IFT were traded.


d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 01/29/2014

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP